SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

DIGEX, INCORPORATED

(Name of the Issuer)

DIGEX, INCORPORATED

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

253756 10 0

(CUSIP Number of Class of Securities)

Bruce F. Metge

General Counsel

14400 Sweitzer Lane

Laurel, Maryland 20707

(240) 264-2000

With Copies to:

James J. Clark, Esq.

Susanna M. Suh, Esq.

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☒	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$20,415,568.80 based upon 25,519,461 shares proposed to be acquired at $0.80 per share	$1,652.00

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,652.00

Form or Registration No.:  Schedule TO

Filing Party:  WorldCom, Inc.

Date Filed:  August 27, 2003

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This Amendment No. 1 (this “Amendment”) amends and/or supplements the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), filed on August 27, 2003 by Digex, Incorporated, a Delaware corporation (“Digex”). The Schedule 13E-3, along with this Amendment, relates to the Offer (as defined below) by WorldCom, Inc., a Georgia corporation (“MCI”), to purchase all of the outstanding shares of Class A common stock, par value $.01 per share (the “Class A Common Stock”), of Digex at a price of $.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, as amended (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all Items of this Amendment except as set forth below. In addition, the information in Items 1 through 16 of the Schedule 13E-3 are incorporated herein by reference with respect to Items 1 through 16 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13 E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

For the purpose of this Amendment, all references to the Offer to Purchase that are expressly set forth in this Amendment or incorporated herein by reference from other documents specifically refer to the Offer to Purchase dated August 27, 2003, as amended, unless otherwise stated herein.

All information in the Schedule 13E-3, along with this Amendment, or incorporated by reference in the Schedule 13E-3, along with this Amendment, concerning MCI or its affiliates, or actions or events with respect to any of them, was provided by MCI or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission and other public sources. Information contained in the Schedule 13E-3, along with this Amendment, with respect to Digex has been provided by Digex.

ITEM 15.    ADDITIONAL INFORMATION.

Item 15 (b) of the Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

On September 23, 2003 the Offer to Purchase was amended. On such date, MCI and Digex also filed a joint press release announcing the filing of such amended materials with the Securities and Exchange Commission. The text of the joint press release issued by MCI and Digex is incorporated herein by reference, a copy of which is filed hereto as Exhibit (a)(2).

ITEM 16.    EXHIBITS.

(a)(1)    Offer to Purchase, dated August 27, 2003, as amended on September 23, 2003.

(a)(2)    Text of joint press release issued by MCI and Digex, dated September 23, 2003, announcing the filing of amended materials relating to the Offer with the Securities and Exchange Commission.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2003

DIGEX, INCORPORATED

By:	/S/ GEORGE L. KERNS
Name:	George L. Kerns
Title:	Chief Executive Officer

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated August 27, 2003, as amended on September 23, 2003.

(a)(2)	Text of joint press release issued by MCI and Digex, dated September 23, 2003, announcing the filing of amended materials relating to the Offer with the Securities and Exchange Commission.

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